Exhibit 99.1

Vitru Limited Announces Results of Extraordinary General Meeting Held on April 19, 2024

Florianópolis, Brazil, April 19, 2024-- Vitru Limited (“Vitru”) (Nasdaq: VTRU), announced today that the resolutions as set out in its Prospectus and Notice of Extraordinary General Meeting dated March 15, 2024, which included the approval of the merger (the “Merger”) of Vitru with and into its wholly-owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brazil”), were duly passed at its Extraordinary General Meeting held on April 19, 2024. The Merger is expected to close on or about June 7, 2024.

Election Period

Pursuant to the terms and subject to the conditions set forth in the merger documents, upon the closing of the Merger each share of Vitru (“Vitru Cayman Share”) issued and outstanding immediately prior to the consummation of the Merger (other than as provided in the merger documents) will be converted into the right to receive four shares of Vitru Brazil (“Vitru Brazil Shares”), provided however, that each holder of Vitru Cayman Shares will receive, in lieu of Vitru Brazil Shares, four Vitru Brazil ADSs (each representing one Vitru Brazil Share) for each Vitru Cayman Share that they hold to the extent that they do not make a valid election and take such other necessary steps to receive Vitru Brazil Shares. More information on the election process is included in the prospectus relating to the Merger filed by Vitru Brazil on March 15, 2024 (File No.: 333-274353) (the “Prospectus”).

Timeline

We present below the timeline of the estimated key dates relating to the election process, closing of the Merger and the temporary Vitru Brazil ADS program:

Event	Estimated Date (subject to change)
Approval of the Merger	April 19, 2024
Beginning of election period	April 22, 2024
Election deadline	May 21, 2024
Expected final day of trading Vitru Cayman Shares on Nasdaq	June 6, 2024
Expected closing of merger	June 7, 2024

Expected delivery of Vitru Brazil ADSs	June 7, 2024
Expected delivery of Vitru Brazil Shares	June 7, 2024
Expected first day of trading of Vitru Brazil Shares on the B3	June 10, 2024
Expected termination of Vitru Brazil ADS program	August 6, 2024

Temporary Vitru Brazil ADS program

The Vitru Brazil ADS program is a temporary program established to facilitate the migration of holders of Vitru Cayman Shares listed on Nasdaq to being holders of Vitru Brazil Shares listed on the B3 S.A. – Brasil, Bolsa, Balcão.

The Vitru Brazil ADS program will remain open for 60 days following the closing date. Any holder of Vitru Brazil ADSs may surrender its Vitru Brazil ADSs for the purpose of withdrawal and receive delivery of the number of Vitru Brazil Shares represented thereby. The depositary for the Vitru Brazil ADS program (the “ADS Depositary”) has agreed to waive the cancellation fee for cancellations completed during the period of 60 days after the completion of the Merger.

After 60 days following the closing date, the ADS Depositary will no longer provide certain services in respect of the Vitru Brazil ADSs. As soon as practicable thereafter, the ADS Depositary shall use its reasonable efforts to sell the Vitru Brazil Shares represented by the Vitru Brazil ADSs and shall thereafter (as long as it may lawfully do so) hold the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, after deduction of applicable fees, expenses and taxes, unsegregated and without liability for interest, for the pro rata benefit of the Vitru Brazil ADS holders who have not theretofore surrendered their Vitru Brazil ADSs. For further information, see “The Merger—Merger Consideration” in the Prospectus.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Additional Information

This communication is being made in respect of the corporate restructuring of Vitru and Vitru Brazil. In connection with the proposed transaction, Vitru Brazil has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 and a Prospectus of Vitru Brazil. Vitru Brazil may also file other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the Prospectus as well as other filings containing information about Vitru Brazil and the proposed transaction are available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s and Vitru Brazil’s securities, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/